



RECEIVED
APR 10 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
209



investor

SUPPL

Press release
April 3, 2006

Recommended cash offer of SEK 111 per share in Gambro

Indap AB ("Indap"), indirectly jointly-owned by Investor AB ("Investor") and EQT IV ("EQT"), today announces a public cash offer to the shareholders in Gambro AB (publ) ("Gambro") to tender all shares in Gambro to Indap (the "Offer"). Gambro is listed on the A-list of the Stockholm Stock Exchange (Stockholmsbörsen) (the "SSE").

Summary

- The Offer Price is SEK 111 per series A and B share in Gambro[1]
- The Offer represents a premium of 30.5% relative to the average share price of SEK 85 on the SSE during the last 3 months ending March 31. The corresponding premium on a cash free basis is 39.0%
- Gambro's Board of Directors recommends the Offer
- Investor is the largest shareholder in Gambro with 19.9% of the share capital and 26.3% of the voting rights and has committed to transfer its shares into Indap
- The acceptance period for the Offer is expected to run from April 7, 2006 to May 10, 2006. The estimated date for payment to shareholders is May 17, 2006
- A press conference will be held at Berns (Kammarsalen), Berzelii park, Stockholm today at 16.00 (CET) and a teleconference will be held at 18.00 (CET). See below

"By strengthening our ownership in Gambro, we can facilitate the execution of growth orientated value creation measures. This is more easily implemented in a private setting as it enables the owners and management to take a longer term investment horizon. The transaction also has a direct positive effect on Investor's financial position." says Börje Ekholm, CEO of Investor

"We believe that Gambro in this stage of its lifecycle will benefit from being privately owned, and that Investor and EQT are well suited to accelerate the development of the group." says Thomas von Koch, Senior Partner at EQT Partners AB

[1] The Offer Price is subject to adjustment should Gambro pay any dividend or make any other distribution prior to the settlement of the Offer. A dividend of SEK 1.30 per share has been proposed by the Board of Gambro and with the proposed record date April 7, 2006. If the Gambro Annual General Meeting decides upon the proposed dividend, the adjusted Offer Price would be SEK 109.70.

Background and Reasons for the Offer

In 1996, Investor indirectly through its holding in Incentive AB became the largest owner of the Gambro business. At the time of the acquisition, Investor held approximately 27 percent of the share capital and approximately 36 percent of the voting rights of Incentive. Incentive made a strategic decision to sell off all other activities and focus on the medical technology area. In 1998, as a consequence of this strategy Incentive merged with and changed its name to Gambro. Investor has actively participated in Gambro's development as its largest shareholder and currently holds 19.9 percent of the share capital and 26.3 percent of the votes.

Since 1996, Gambro has continued to grow successfully and adjust its strategy in response to changing market dynamics. A major strategic decision was taken in 2005, when Gambro divested its U.S. dialysis clinics business, Gambro Healthcare U.S. to DaVita Inc. This heralded a new phase for Gambro and refocused the Company on manufacturing of products for renal care as well as products and services in the related field of blood component technology.

Investor has come to the conclusion that, by strengthening its ownership, it can more deeply involve itself in the company and facilitate the implementation of long-term value creating measures. Independently EQT has followed Gambro with interest and has a similar view on the fundamentals of Gambro's business. Investor and EQT believe that Gambro is best managed with the Company being de-listed and without the constraints of being a public company, in particular the short-term market demands and a lesser degree of flexibility. Investor approached EQT in late January to explore the possibility of working together to accelerate the execution of growth orientated value creation measures for Gambro. Investor and EQT have since then evaluated a potential offer for Gambro. Based on the evaluation, the Boards of Directors of Investor and of EQT have reached a common understanding that their combined industrial competence and experience would create value long-term and act as a catalyst in the development of Gambro's businesses.

Investor believes that its long term investment expertise as a reference shareholder in Gambro and the Healthcare & Life Sciences sector and its commitment to building best in class companies, coupled with EQT's established track-record as an active owner of private companies, will provide the leadership to implement an aggressive value enhancing growth strategy for Gambro.

Investor and EQT have conducted limited confirmatory due diligence on Gambro in connection with the preparation of the Offer.

The Offer

For each series A and series B ordinary share in Gambro, SEK 111 in cash is offered ("Offer Price"). The Offer Price is subject to adjustment should Gambro pay any dividend or make any other distribution prior to the settlement of the Offer. A dividend of SEK 1.30 per share has been proposed by the Board of Gambro and with the proposed record date April 7, 2006. If the Gambro Annual General Meeting decides upon the proposed dividend, the adjusted Offer price would be SEK 109.70.

No commission will be charged to Gambro's shareholders in the Offer.

Compared to Gambro's historical trading average share price on the SSE of SEK 85 for the last 3 months ending March 31, the Offer Price represents a premium of 30.5 percent (the corresponding premium on a cash free basis is 39.0 percent).[2] Compared to the closing share price on the SSE on March 31, 2006, the last trading day before the announcement of the Offer, of SEK 93 per series A share, the Offer Price represents a premium of 19.4 percent (the corresponding premium on a cash free basis is 24.2 percent).

The total value of the Offer amounts to SEK 38,257 million.[3]

Besides the shares owned by Investor, Indap does not currently own or control any shares in Gambro. EQT does not own any shares in Gambro.

The Offer will be financed by equity and debt financing. Indap has received a binding credit commitment for the debt financing arranged by Citigroup Global Markets Limited and Morgan Stanley Bank International Limited. See further below under "Description of Indap and its Financing" on page 4.

Investor's Shareholding in Gambro

Investor is the largest shareholder of Gambro with 19.9 percent of the share capital and 26.3 percent of the voting rights as at March 31, 2006. Investor has committed to transfer its shares into Indap upon completion of the Offer.

Recommendation from Gambro's Board of Directors

The Board of Directors of Gambro has decided to recommend the shareholders to accept the Offer. [4]

Conditions to the Offer

Completion of the Offer is conditional upon:

(i) the Offer is accepted to the extent that Indap becomes the owner of more than 90 percent of the total number of shares in Gambro;

(ii) with respect to the Offer and the acquisition of Gambro receipt of all necessary regulatory, governmental or similar clearances, approvals

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[2] The premium on a cash free basis is calculated by deducting Gambro's net cash position of SEK 6,416 million as of December 31, 2005 from both the total offer value and Gambro's market capitalization and then dividing the adjusted offer value by the adjusted market capitalization.

3 Based on 344,653,288 outstanding shares.

4 Claes Dahlbäck, Adine Grate Axén and Håkan Mogren did not participate in the decision.

and decisions, including from competition authorities, in each case on terms which, in Indap's opinion, are acceptable;[5]

(iii) neither the Offer nor the acquisition of Gambro, is wholly or partly prevented or materially adversely affected by any legislation or other regulation, court decision, public authority decision or similar circumstance, which is actual or could reasonably be anticipated, outside the control of Indap and which Indap could not reasonably have foreseen at the time of the announcement of the Offer;

(iv) that, save as publicly announced by Gambro prior to the date the Offer was announced or as otherwise disclosed in writing to Indap prior to that date, Indap does not discover that any information publicly disclosed by Gambro or otherwise made available to Indap is materially inaccurate or misleading or that any material information which should have been publicly disclosed by Gambro has not been so disclosed; and

(v) there being no circumstances, which Indap did not have knowledge about at the time of the announcement of the Offer, that have occurred that have a material adverse effect upon Gambro's sales, results, liquidity or equity.

Indap reserves the right to withdraw the Offer made in the event that it is clear that any of the above conditions are not fulfilled or can not be fulfilled. However, with regard to conditions (ii), (iii), (iv), and (v), such withdrawal will only be made provided that the defective fulfillment of such condition is of material importance to Indap's acquisition of shares in Gambro.

Indap reserves the right to waive, in whole or in part, one or more of the conditions above in accordance with applicable laws and regulations, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

The Offer is not subject to any conditions concerning the availability of financing, see further below under "Financing" on page 7.

Description of Indap and its Financing

Indap is indirectly owned 51 percent by EQT and 49 percent by Investor. Indap's corporate registration number is 556669-4641. The company was registered with the Swedish Companies Registration Office (Bolagsverket) on October 14, 2004. The company name Indap AB is expected to be registered shortly. Indap has never conducted and at present does not conduct any business and its sole business purpose is to make the Offer and take all actions to finance and complete the Offer and operate as parent company of Gambro.

Indap has entered into binding financing commitments, consisting of equity and subordinated shareholder loans, from Investor and EQT, as well as bank debt facilities arranged by Citigroup Global Markets Limited and Morgan Stanley Bank International Limited, and underwritten by Citibank, N.A. and Morgan Stanley Senior Funding, Inc.

[5] Necessary clearances from competition authorities are expected to be received by the end of the acceptance period.

(together, the "Banks"). Further information regarding the financing of Indap is set out below under "Financing" on page 7.

Investor and EQT have approved to capitalize Indap[6] in an amount approved by the Banks as the capital base for the Bank financing.

Indap's intention is that Gambro subsequent to completion of the Offer shall use part of its cash to buy back Gambro's outstanding bonds.

Management and Employees

Indap has high regard for Gambro's management team and employees and intends to continue the excellent employee relations that Indap believes exist at Gambro. Indap is aware of Gambro's current stock options and other incentive programmes and will work together with Gambro so that the participants in the programmes will be provided reasonable treatment.

Indicative Timetable

Offer document made public	April 6, 2006
Acceptance period	April 7, 2006 - May 10, 2006
Estimated date for payment to shareholders	May 17, 2006

Indap reserves the right to extend the acceptance period, as well as to postpone the settlement date (payment to shareholders).

The acquisition of Gambro requires clearance from the relevant competition authorities. The necessary clearances are expected to be received by the end of the acceptance period and the offer is expected to be completed in mid-May 2006.

Effect of the Transaction on Investor

The proposed transaction will generate a positive cash-flow for Investor and contribute to a lower net debt position. Upon closing of the transaction, Gambro will be classified as an operating investment and accounted for using the equity method. This transaction is in line with Investor's stated vision, business concept and goals to build best-in-class companies and generate attractive long-term returns to its shareholders. As the first potential investment within the newly established business development unit, it would increase the share of unlisted assets and thereby the prospects to generate proprietary returns for Investor's shareholders.

Applicable Law and Disputes

The Offer shall be governed by and construed in accordance with the laws of Sweden. In addition, the Swedish Industry and Commerce Stock Exchange Committee's (*Näringslivets börskommitté, NBK*) rules concerning public offers for the acquisition of shares and the

[6] In the Investor Board's deliberations and resolution to incorporate and capitalize Indap, Håkan Mogren did not participate with reference to his directorship in Gambro. Due to his chairmanship in Gambro, Claes Dahlbäck, also being Chairman of the Investment Committee of EQT, has not given any advice to EQT regarding Indap and its Offer for Gambro or participated in EQT's decision-making in relation to the Offer. Neither has he been present in any Investment Committee meeting with regard to the Offer. Sören Mellstig, President and Director of Gambro, is also chairman of one of the portfolio companies in EQT III. Peter H. Grassman, Director of Gambro, is former chairman of one of the portfolio companies in EQT II and former advisor to EQT III. Sören Mellstig and Peter H. Grassman have not given any advice to EQT regarding Indap and its Offer for Gambro or participated in EQT's decision-making in relation to the Offer. See further under "Certain Related Party Information" on page 7.

Securities Council's (*Aktiemarknadsnämnden*) rulings regarding interpretation and application of the rules shall apply to the Offer.

The courts of Sweden shall have exclusive jurisdiction over any dispute arising out of or in connection with the Offer and the City Court of Stockholm (*Stockholms Tingsrätt*) shall be the court of first instance.

This Offer is not being made (nor will any tender of shares be accepted from or on behalf of holders) in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan.

Advisors
SEB Enskilda and Goldman Sachs International are acting as financial advisors to Indap and Morgan Stanley is acting as financial advisor to Investor in connection with the Offer.

Stockholm April 3, 2006

Indap AB

The Board of Directors

Press Conference
A press conference in Swedish will be held at Berns (Kammarsalen), Berzelii park, Stockholm today at 16.00 (CET). A teleconference in English will be held today at 18.00 (CET). For further information, see separate press release. Relevant material is to be published on EQT's and Investor's respective websites at 16.00 (CET).

For further information, please contact:

EQT media contact
Johan Hähnel, Director, Communications & PR,
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

Investor media contact
Fredrik Lindgren, Vice President, Corporate Communications,
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

Investor IR contact
Oscar Stege Unger, Investor Relations Manager,
Phone: +46 8 614 2059
Mobile phone: +46 70 624 2059

www.investorab.com

Certain Related Party Information
Adine Grate Axén, who is a Director of Gambro, is also a member of Investor's management group. She has in such capacity neither participated in Investor's decision-making in respect of Indap and Indap's Offer, nor in Indap's decision-making process in relation to the Offer or the terms and conditions for the Offer, but she has in her role as responsible for corporate finance at Investor participated in arranging the shareholders' agreement between Investor and EQT and the financing of the transaction. Further, Håkan Mogren, who is also a Director of Gambro, is a Director of Investor but has not participated in Investor's deliberations and decision-making in respect of Indap and Indap's Offer. Indap has decided that the NBK rules on so called Management Buy-Out bids should be followed.

Due to his chairmanship in Gambro, Claes Dahlbäck, also being Chairman of the Investment Committee of EQT, has not given any advice to EQT regarding Indap and its Offer for Gambro or participated in EQT's decision-making in relation to the Offer. Neither has he been present in any Investment Committee meeting with regard to the offer. Sören Mellstig, President and Director of Gambro, is also chairman of one of the portfolio companies in EQT III. Peter H. Grassman, Director of Gambro, is former chairman of one of the portfolio companies in EQT II and former advisor to EQT III. Sören Mellstig and Peter H. Grassman have not given any advice to EQT regarding Indap and its Offer for Gambro or participated in EQT's decision-making in relation to the Offer.

Financing
The Offer is not subject to any conditions concerning the availability of financing. Indap has received a binding credit commitment for the debt financing from the Banks regarding the part of the consideration in the Offer that is to be financed through external debt financing. The remainder will be financed by Investor and EQT through direct or indirect equity contributions and subordinated shareholder loans to Indap. Investor and EQT have made no further financing commitment to the Banks, and the Banks will have no other recourse as against Investor and EQT in relation to Indap's financing after EQT's and Investor's capitalization of Indap as aforesaid.

Drawdown pursuant to the credit commitment is subject to the conditions for the Offer being satisfied or waived (where such waiver requires consents from the Banks in certain circumstances). Besides the foregoing, the credit commitment does not include any conditions relating to Gambro or its business and is otherwise subject only to conditions which Indap and its owners in practice control, and to limited other conditions (such as it not becoming illegal for the lenders to provide funding, and the loan documentation remaining legal and binding), which are customary for a credit of this kind.

The conditions to drawdown which Indap and its owners in practice control, and which Indap can thus not invoke in relation to the Offer, essentially relate to:

- that Indap is capitalized by Investor and EQT with agreed equity and subordinated shareholder loans (such capitalization being subject to the bank credit being available for drawdown) and that Investor and EQT continue to control Indap;
- that Indap acts in compliance with the Offer and laws and regulations relating to the Offer;
- that Indap perfects the agreed pledge over the shares acquired in Gambro; and
- that Indap is not in breach of any of certain limited key representations, undertakings, and events of default under the loan documentation (including that Indap is not insolvent or repudiating its obligations).

In Indap's opinion, the conditions for drawdown which Indap and its owners in practice control will be met, due to, among other things, the fact that Indap at present does not conduct any business and has been established only for the purpose of the Offer and the financing and completion thereof, and further due to Indap's general duty under the Offer to take appropriate measures in order to satisfy all conditions within its control.

Compulsory purchase, de-listing and statutory merger
As soon as possible following Indap's acquisition of shares representing more than 90 percent of shares in Gambro, Indap intends to call for compulsory purchase of the then outstanding minority shares. In connection hereto, Indap has the intention to have the Gambro shares de-listed from the SSE. Whether or not Indap will reach a 90 percent ownership in Gambro, Indap may also consider proposing a statutory merger between Indap and Gambro in accordance with applicable rules and requirements.

About Investor
Investor, established in 1916, is the largest public industrial holding company in the Nordic region. Investor contributes to the development of its holdings primarily through committed and active ownership work. Investor's companies are given access to the contacts, competence and experience in Investor's professional organization and international network. Investor focuses on the special circumstances and potential of each individual holding in order to contribute to healthy long-term value creation in companies and ultimately for Investor's shareholders.

Investor has more than 100 holdings in the following strategically selected sectors: Technology, Engineering, Healthcare and Financial Services. Investor has directly invested in companies in three geographic markets: Northern Europe, the United States and Asia. Investor has offices in Amsterdam, Hong Kong, New York, Palo Alto, Stockholm and Tokyo. Investor has a flexible investment strategy allowing investments in companies in different stages of development, from start-ups to mature global industrial corporations.

Investor is a shareholder in a number of international public companies such as ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OMX, Saab AB, Scania, SEB and WM-data. In addition, Investor holdings include 100 private equity-investments and a number of other companies, including the 3G mobile operator 3. Investor is the majority owner in EQT Partners AB and a large investor in EQT funds.

About EQT
EQT is a leading private equity group in Northern Europe which manages funds with activities in buy-outs as well as mezzanine finance. EQT has a unique industrial approach and a strong record of delivering superior returns over time.

EQT's approach within the equity and mezzanine funds is to acquire or finance high-quality, market-leading, medium-sized companies in growing industries in Northern Europe with a potential for top-line growth and to contribute to their industrial acceleration. Within special situations, EQT focuses on applying the industrial acceleration approach to companies which have a sound underlying business and a clear value creation potential but which face problems requiring special expertise to resolve.

EQT invests in companies in which it can serve as a catalyst for change and transform these companies into world leaders by making genuine, permanent improvements.

EQT currently manages approximately EUR 6 billion in 8 funds. In total, EQT funds have invested approximately EUR 4 billion in 41 companies.

EQT Partners AB, the investment advisor to all EQT funds, has more than 40 investment professionals with a broad range of industrial and financial background located in Stockholm, Munich, Copenhagen, Helsinki and Frankfurt.

Forward-looking Statements
This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "intends," "estimates," "projects," "targets," "forecasts," "seeks," "could," or the negative of such terms, and other variations on such terms or comparable terminology. Forward-looking statements include, but are not limited to, statements about the expected future business of Gambro resulting from and following the Offer. These statements reflect Indap's management's current expectations based upon information currently available to it and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and Indap is under no obligation to (and expressively disclaims any such obligation to) update or alter such forward-looking statements whether as a result of new information, future events or otherwise.